THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND THIS CONVERTIBLE NOTE, THE SECURITIES AND ANY INTEREST THEREIN MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS, WHICH, IN THE OPINION OF COUNSEL FOR THE CONSULTANT/ INVESTOR, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO COUNSEL FOR THIS CORPORATION, IS AVAILABLE.

FERNHILL CORP

CONVERTIBLE PROMISSORY NOTE

Principal Amount:	**$12,500**
Execution Date:	**August 30th 2017**
Maturity date:	**August 30th 2018**

DUE: AUGUST 30th 2018

$12,500

FOR VALUE RECEIVED Fernhill Corporation Inc (FERN), a Nevada corporation (referred to herein as the "Issuer/ borrower"), with offices at 13771 North Fountain Hills Blvd #114, Ste 317 Fountain Hills Arizona 85268. Hereby unconditionally promises to pay to the order of PBDC LLC (a Florida Company), its endorsees, successors and assigns (the "Consultant/investor"), in lawful money of the United States, **Twelve Thousand Five Hundred Dollars ($12,500.00)** (the " Fee"), This Note shall mature and become due and payable in full One year from the date above (the "Maturity Date"). Purpose of the loan is to lend company investment capital to expand the business.

Terms of Repayment.

(a.) Principal of and interest on this Note shall be paid by the Issuer on the Maturity Date, unless otherwise converted (as defined in Section 2. Below). Interest shall accrue at a rate of 9.875% per 365-day year.

(b.) The Issuer further agrees that, if any payment made by the Issuer or any other person is applied to this Note and is at any time annulled, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any property hereafter pledged as security for this Note is required to be returned by Consultant to the Issuer, its estate, trustee, receiver or any other party, including, without limitation, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, the Issuer liability hereunder (and any lien, security interest or other collateral securing such liability) shall be and remain in full force and effect, as fully as if such payment had never been made, or, if prior thereto any such lien, security interest or other collateral hereunder securing the Issuer liability hereunder shall have been released or terminated by virtue of such cancellation or surrender, this Note (and such lien, security interest or other collateral) shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the

obligations of the Issuer in respect to the amount of such payment (or any lien, security interest or other collateral securing such obligation).

Conversion.

(a.) The Investor(owner), shall have the option, at any time, to convert the outstanding principal of this Note into fully-paid and non-assessable shares of Issuer Common Stock at (i) A Fifty percent (50%) discount to the last trading price (no bid event), or the "Volume weighted average Bid price (VWAP), for the past thirty trading days" (the "Conversion Rate") .

(b.) To exercise any conversion, the holder of this Note shall surrender the Note to the Issuer during usual business hours at the offices of the Issuer, accompanied by a written notice in the form attached hereto as Exhibit A, Notice of Conversion, and made a part hereof.

(c.) As promptly as practicable after the surrender of this Note by the Consultant, the Issuer shall deliver or cause to be delivered to the Consultant, certificates for the full number of Shares issuable upon conversion of this Note, in accordance with the provisions hereof, together with a duly executed new Note of the Issuer iii the form of this Note for any principal amount not so converted. Such conversion shall be deemed to have been made at the time that this Note was surrendered for conversion and the notice specified herein shall have been received by the Issuer.

(d.) The number of shares issuable upon conversion of this Note or repayment by the Issuer in shares shall be proportionately adjusted if the Issuer shall declare a dividend of capital stock on its capital stock, or subdivide its outstanding capital stock into a larger number of shares by reclassification, stock split or otherwise, which adjustment shall be made effective immediately after the record date in the case of a dividend, and immediately after the effective date in the case of a subdivision. The number of shares issuable upon conversion of this Note or any part thereof shall be proportionately adjusted in the amount of securities for which the shares have been changed or exchanged in another transaction for other stock or securities, cash and/or any other property pursuant to a merger, consolidation or other combination. The Issuer shall promptly provide the holder of this Note with notice of any events mandating an adjustment to the conversion ratio, or for any planned merger, consolidation, share exchange or sale of the Issuer, signed by the President and Chief Executive Officer of Issuer.

Liability of the Issuer. The Issuer is unconditionally, and without regard to the liability of any other person, liable for the payment and performance of this Note and such liability shall not be affected by an extension of time, renewal, waiver, or modification of this Note or the release, substitution, or addition of collateral for this Note. Each person signing this Note consents to any and all extensions of time, renewals, waivers, or modifications, as well as to release, substitution, or addition of guarantors or collateral security, without affecting the Issuer liabilities hereunder. Consultant is entitled to the benefits of any collateral agreement, guarantee, security agreement, assignment, or any other documents which may be related to or are applicable to the debt evidenced by this Note, all of which are collectively referred to as "Loan Documents" as they now exist, may exist in the future, have existed, and as they may be amended, modified, renewed, or substituted.

Representations and Warranties. The Issuer represents and warrants as follows:

(a.) the Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada;

(b.) the execution, delivery and performance   by the Issuers of this Note are within   the Issuer powers, have been duly authorized by all necessary action, and do not contravene (A) the Issuer certificate of incorporation or (B) by laws or (x) any law or (y) any agreement or document binding on or affecting the Issuer, not otherwise disclosed to the Consultant prior to execution of this Note;

(c.) no authorization or approval or other action by, and no notice to or filing with, any governmental authority, regulatory body or third person is required for the due execution, delivery and performance *by* the Issuers of this Note;

(d.) this Note constitutes the legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms except as enforcement hereof may be limited by bankruptcy, insolvency or other similar Jaws affecting the enforcement of creditors' rights generally and subject to the applicability of general principles of equity;

(e.) the Issuer has all requisite power and authority to own and operate its property and assets and to conduct its business as now conducted and proposed to be conducted and to consummate the transactions contemplated hereby;

(f.) the Issuer is duly qualified to conduct its business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it, or in which the transaction of its business makes such qualification necessary;

(g.) there is no pending or, to the Issuer 's knowledge, information or belief, threatened action or proceeding affecting the Issuer before any governmental agency or arbitrator which challenges or relates to this Note or which may otherwise have a material adverse effect on the Issuer;

(h.) after giving effect to the transactions contemplated by this Note, the Issuer is Solvent;

(i.) the Issuer is not in violation or default of any provision of (A) its certificate of incorporation or by-laws, each as currently in effect, or (B) any instrument, judgment, order, writ, decree or contract, statute, rule or regulation to which the Issuer is subject not otherwise disclosed to the Consultant prior to the execution of this Note,

(i.) this Note is validly issued, free of any taxes, liens, and encumbrances related to the issuance hereof and is not subject to preemptive right or other similar right of members of the Issuer, and

(k.) the Issuer has taken all required action to reserve for issuance such number of shares of Common Stock as may be issuable from time to time upon conversion of this Note.

Covenants. So long as any principal or interest is due hereunder and shall remain unpaid, the Issuer will, unless the Consultant shall otherwise consent in writing:

(a.) Maintain and preserve its existence, rights and privileges;

(b.) Other than a financing (i.e. revolving credit facility, note payable) for up to

$ 1,000,000, the Company will not incur any indebtedness, other than indebtedness incurred in the ordinary course of business or outstanding on the date hereof, unless such indebtedness is subordinated to the prior payment in full of this Note on terms reasonably satisfactory to the Consultant;

(c.) Not (i) directly or indirectly sell, lease or otherwise dispose of (A) any of its property or assets other than in its ordinary course of business or (B) substantially all of its properties and assets, in the aggregate, to any person(s), whether in one transaction or in a series of transactions over any period of time, (ii) merge into or with or consolidate with any other person or (iii) adopt any plan or arrangement for the dissolution or liquidation of the Issuer;

(d.) Give written notice to Consultant upon the occurrence of an Event of Default (as defamed below) or any event but for the giving of notice or lapse of time, or both, would constitute an Event of Default within five (5) Business Days of such event;

(e.) Not use the proceeds from the issuance of this Note in any way for any purpose that entails a violation of, or is inconsistent with, Regulation U of the Board of Governors of the Federal Reserve System of the United States of America.

(f.) Comply in all material respects with all applicable laws (whether federal, state or local and whether statutory. administrative or judicial or other) and with every applicable lawful governmental order (whether administrative or judicial);

(g.) Not redeem or repurchase any of its capital stock;

(h.) Not (i) make any advance or loan to any person, firm or corporation, except for reasonable travel or business expenses advanced to the Company's employees or independent contractors in the ordinary course of business, or (ii) acquire all or substantially all of the assets of another entity;

(i.) Not prepay any indebtedness, except for trade payables incurred in the ordinary course of the Issuer business or prepayment of debt not to exceed $2,500,000 through so- called 3a9 transactions; and

J-) Not take any action which would impair the rights and privileges of this Note set forth herein or the rights and privileges of the holder of this Note.

Events of Default. Each and any of the following shall constitute a default and, after expiration of a grace period, if any, shall constitute an "Event of Default" hereunder:

(a.) the nonpayment of principal, late charges or any other costs or expenses promptly when due of any amount payable under this Note or the nonpayment by the Issuers of any other obligation to the Consultant;

(b.) an Event of Default under this Note (other than a payment default described above), or any other failure of the Issuer to observe or perform any present or future agreement of any nature whatsoever with Consultant, including, without limitation, any covenant set forth in this Note;

(c.) if Issuer shall commence any case, proceeding or other action: (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution, composition or other relief with respect to it or its debts; or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, or the Issuer shall make a general assignment for the

benefit of its creditors; or (iii) there shall be commenced against the Issuer any case, proceeding or other action of a nature referred to above or seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its property, which case, proceeding or other action results in the entry of any order for relief or remains dismissed, undischarged or unbonded for a period of sixty (60) days; or (v) the Issuer shall take any action indicating its consent to, approval of, or acquiescence in, or in furtherance of, any of the acts set forth; or (iv) the Issuer shall generally not, or shall be unable to, pay its debts as they become due or shall admit in writing its inability to pay its debts;

(d.) any representation or warranty made by the Issuer or any other person or entity under this Note or under any other Loan Documents shall prove to have been incorrect in any material respect when made;

(e.) an event of default or default shall occur and be continuing under any other material agreement, document or instrument binding upon the Issuer including, without limitation, any instrument for borrowed money **in** excess of fifty thousand dollars ($50,000) (whether or not any such event of default or default is waived by the holder thereof);

(f.)   the entry of any judgment   against Issuer   or any of its property for an amount in excess of fifty million dollars ($50,000,000) that remains unsatisfied for thirty (30) days;

(g.) any material adverse change in the condition or affairs (financial or otherwise) of the Issuer shall occur which, in the sale opinion of the Consultant, increases its risk with respect to loans evidenced by this Note;

(h.) the sale of all or substantially all of the assets, or change in ownership or the dissolution, liquidation, merger, consolidation, or reorganization of Issuer without the Consultant's prior written consent; or

(i.) the Issuer shares of Common Stock are suspended from trading or delisted from trading on the Over the Counter Bulletin Board.

Consultant's Rights Upon Default. Upon the occurrence of any Event of Default, the Consultant may, at its sole and exclusive option, do any or all of the following, either concurrently or separately: (a) accelerate the maturity of this Note and demand immediate payment in full, whereupon the outstanding principal amount of the Note and all obligations of Issuer to Consultant, together with accrued interest thereon and accrued charges and costs, shall become immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived; and (b) exercise all legally available rights and privileges.

Default Interest Rate. Upon an Event of Default, without any further action on the Part of Consultant, interest will thereafter accrue at the rate equal to the highest rate permitted by applicable law, per annum (the Default Rate"), until all outstanding principal, interest and fees are repaid in full by Issuer.

Security

This is an unsecured loan.

Usury. In no event shall the amount of interest paid or agreed to be paid hereunder exceed the highest lawful rate permissible under applicable law. Any excess amount of deemed interest shall be null and void and shall not interfere with or affect the Issuer obligation to repay the principal of and interest on the Note. This confirms that the Issuer and, by its acceptance of this Note, the Consultant intend to contract in strict compliance with applicable usury laws from time to time in effect. Accordingly, the Issuer and the Consultant stipulate and agree that none of the terms and provisions contained herein shall ever be construed to create a contract to pay, for the use or forbearance of money, interest in excess of the maximum amount of interest permitted to be charged by applicable law from time to time in effect.

Costs of Enforcement. Issuer hereby covenants and agrees to indemnify, defend and hold Consultant harmless from and against all costs and expenses, including reasonable attorneys' fees and their costs, together with interest thereon at the Prime Rate, incurred by Consultant in enforcing its rights under this Note; or if Consultant is made a party as a defendant in any action or proceeding arising out of or in connection with its status as a Consultant, or if Lender is requested to respond to any subpoena or other legal process issued in connection with this Note; or reasonable disbursements arising out of any costs and expenses, including reasonable attorneys' fees and their costs incurred in any bankruptcy case; or for any legal or appraisal reviews, advice or counsel performed for Consultant following a request by Issuer for waiver, modification or amendment of this Note or any of the other Loan Documents.

Governing Law. This Note shall be binding upon and inure to the benefit of the Issuer and the Consultant and their respective successors and assigns; provided that the Issuer may not assign this Note, in whole or in part, by operation of law or otherwise, without the prior written consent of the Consultant. The Consultant may assign or otherwise participate out all or part of, or any interest in, its rights and benefits hereunder and to the extent of such assignment or participation such assignee shall have the same rights and benefits against the Issuer as it would have had if it were the Consultant. This Note, and any claims arising out of relating to this Note, whether in contract or tort, statutory or common law, shall be governed exclusively by, and construed in accordance with the laws of the State of Florida without regard to principles of conflicts of laws.

Jurisdiction. THE ISSUERS CONSENTS THAT ANY LEGAL ACTION OR PROCEEDING AGAINST IT UNDER, ARISING OUT OF OR IN ANY MANNER RELATING TO THIS NOTE, OR ANY OTHER INSTRUMENT OR DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH SHALL BE BROUGHT EXCLUSIVELY IN A U.S. FEDERAL OR STATE COURT OF COMPETENT

JURISDICTION SITTING IN THE STATE AND CITY OF FLORIDA. THE ISSUER, BY THE EXECUTION AND DELIVERY OF THIS NOTE, EXPRESSLY AND IRREVOCABLY CONSENTS AND SUBMITS TO THE PERSONAL JURISDICTION OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDINGS. THE ISSUER AGREES THAT PERSONAL JURISDICTION OVER IT MAY BE OBTAINED BY THE DELIVERY OF A SUMMONS BY PERSONAL DELIVERY OR OVERNIGHT COURIER AT THE ADDRESS PROVIDED IN SECTION 16 OF THIS NOTE. ASSUMING DELIVERY OF THE SUMMONS IN ACCORDANCE WITH THIS PROVISION, THE ISSUERS HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY ALLEGED LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON-CONVENIENS OR ANY SIMILAR BASIS.

Miscellaneous.

(a.) Issuer hereby waives protest, notice of protest, presentment, dishonor, and demand.

(b.)   Time is of the essence for each of Issuer covenants under this Note

(c.) The rights and privileges of Consultant under this Note shall in me to the benefit of its successors and assigns, all obligations of Issuer in connection with this Note shall bind Issuer successors and assigns, and Consultant's conversion rights shall succeed to any successor securities to Issuer common stock.

(d.) If any provision of this Note shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Note shall be construed as if such invalid or unenforceable provision had never been contained herein

(e.) The   waiver of any Event of Default or the failure of Consultant   to exercise any right or remedy to which it may be entitled shall not be deemed a waiver of any subsequent Event of Default or Consultant's right to exercise that or any other right or remedy to which Consultant is entitled. No delay or omission by Consultant in exercising, or fail by Consultant to exercise on anyone or more occasions, shall be construed as a waiver or novation of this Note or prevent the subsequent exercise of any or all such rights.

(f.)   This Note may not be waived, changed, modified, or discharged orally, but only in writing.

Notice, Etc.

(a.) Any notice required by the provisions of this Note will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed telex or facsimile if sent during normal business homes of the recipient; if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail,

return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, and delivered as follows:

If to the Issuer: Fernhill Corp
- 13771 N. Fountain Hills Blvd #114
- Suite 317

- Fountain Hills, AZ 85268

If to Consultant:

PBDC LLC
Attn: Adrian McKenzie

3577 NW 9th Ave

Oakland park FL 33309

(b.)   Each party may designate a different address in a written notice to the other parties given in conformity with this provision.

IN WITNESS WHEREOF, the undersigned has executed this Unsecured Convertible Promissory Note as of the date first set forth above.

Adam Kovacevic   Adrian McKenzie

CEO   Managing Member, PBDC LLC

Fernhill Corp.

<u>Resolution of The Board of Directors</u>

August 30th 2017

Let it be be resolved that I, Adam Kovacevic being an Officer and Director of Fernhill Corp, A Nevada Corp (FERN). I do hearty grant permission for the issuance of Convertible Promissory Note payable to PBDC LLC payable at maturity date (August 30th 2018). Said Promissory Note is originally dated August 30th 2017 in the amount of Twelve Thousand Five Hundred ($12,500), plus interest.

Adam Kovacevic



_____

CEO
Fernhill Corp